PROCURE ETF TRUST II
16 Firebush Road
Levittown, PA 19056
May 13, 2022
Mr. John Grzeskiewicz, Esq.
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Procure ETF Trust II (the “Trust”) Procure Disaster Recovery ETF (the “Fund”) File Nos. 333-222463 and 811-23323
Dear Mr. Grzeskiewicz:
This correspondence (“Response Letter”) responds to comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 6 to the Trust’s Registration Statement on Form N-1A filed March 8, 2022 (the “Amendment”) with respect to the Fund, a new series of the Trust. For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
In addition, please note that the Fund’s name has been revised to “Procure Disaster Recovery Strategy ETF,” which is stated, among other places, on the front cover of the Fund’s prospectus contained in the Amendment (the “Fund’s Prospectus”).
Also, the Fund’s Prospectus has been revised in accordance with this Response Letter, all additions and deletions have been marked to show changes and a copy has been provided.
Comment 1.The Staff notes that the EDGAR submission indicated that this filing was for an existing series, rather than a new series of the Trust. Please correct for future filings.
Response:    The Amendment is being filed under a series ID where no previous filing for such series ID has become effective. The Trust believes that this approach will avoid confusion for investors using the SEC’s website to find filings for the Fund because there will no longer be a series ID of the Trust on EDGAR associated with a product that never commenced operations.
Comment 2.Please provide the Fund’s index methodology and a list of the anticipated Index constituents for the Staff’s review.
Response:    The requested information was sent to the Staff under separate cover on May 13, 2022.
Comment 3.Please explain why the ticker symbol “FEMA” is not misleading since the Fund is not associated with or endorsed by the Federal Emergency Management Agency.
Response:    The Trust notes that the Fund’s prospectus never uses the term “Federal Emergency Management Agency”. In addition, the ticker symbol “FEMA” only appears once within the prospectus, and is located directly next to the Fund’s name, Procure Disaster Recovery Strategy ETF, which does not itself suggest any reference to the Federal Emergency Management Agency or the federal government.
To further avoid any confusion, an asterisk has been added next to “FEMA” with the following disclosure: * This product is neither associated with, nor endorsed by, the Federal Emergency Management Agency.

Comment 4.Please provide a completed fee table and confirm that there are not any fee waiver or expense reimbursement arrangements.
Response:    The Trust so confirms. The fees and expenses table for the Fund will appear as follows and are reflected in the Fund’s Prospectus:
Fees and Expenses of the Fund
The following table describes the fees and expenses you may pay if you buy, hold, and sell shares of the Fund (“Shares”). This table and the Example below do not include the brokerage commissions and other fees to financial intermediaries that investors may pay on their purchases and sales of Shares.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.75%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.75%
(1) Estimated for the current fiscal year.

Comment 5.Please identify in the principal investment strategy that the Fund will invest in foreign securities.
Response:    The first sentence of the first paragraph under the Fund’s Prospectus section entitled “Principal Investment Strategy” has been revised. The revised disclosure reads as follows (revisions are underscored):
The Fund, using a “passive” or “indexing” investment approach, seeks investment results that correlate to the performance, before the Fund’s fees and expenses, of the Underlying Index. The Underlying Index consists of  ~~which tracks a portfolio of~~ globally-listed stocks and depositary receipts companies engaged in recovering from natural disasters, including those companies that service the recovery following a natural disaster, such as following a tropical cyclone (hurricane), wildfires, floods, or earthquakes.
Comment 6.Please add a policy to invest at least 80% of the Fund’s net assets, plus borrowing for investment purposes, in the Underlying Index. In addition, please disclose the threshold, such as a percentage of revenue or profits, used to determine whether a company is primarily involved in natural disaster recovery.
Response:    Although the Trust anticipates that the Fund will invest substantially all of its assets in the components of its Underlying Index, the Trust respectfully declines to adopt a policy to that effect. The Trust notes that the Fund’s name, which is now “Procure Disaster Recovery Strategy ETF”, does not include the name of the Underlying Index, Alerian Natural Disaster Recovery Index. Further, The Trust does not believe that the phrase “Disaster Recovery Strategy” or any part thereof suggests that the Fund focuses its investments in a particular industry or group of industries. Consequently, the Trust does not believe that the Fund’s new name triggers the application of Rule 35d-1. As a result, and because the Trust is not aware of any other statute or rule requiring the Fund to have such a policy, the Trust respectfully declines to adopt the requested 80% policy with respect to the Fund.
Additionally, the Trust understands that the Staff’s request for disclosure related to the relationship of the companies in the Fund’s Underlying Index to natural disaster recovery was related to the Staff’s comment about complying with Rule 35d-1, and consequently, for the reasons described above, the Trust has not included such information in this response.
Comment 7.Please identify in the principal investment strategy that the Fund will invest in emerging markets.
Response:    The Trust notes that the Fund will not invest in emerging markets as part of its principal investment strategy. As a result, the Trust respectfully declines to disclose emerging markets as a principal investment strategy or principal investment risk of the Fund.
Comment 8.Please order the risks to prioritize those risks that are most likely to adversely affect the Fund’s net asset value, yield, and/or total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. Please refer to ADI 2019-08 “Improving Principal Risks Disclosure.”
Response:    The Trust has reviewed the Fund’s risk disclosures to ensure that such disclosures are tailored appropriately to the risks of the Fund, not overly lengthy or technical, and that the risks the Staff would consider as the most significant risks are not obscured or constructed in a manner that could render the disclosure misleading. Additionally, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors and compare them across funds.
While the Trust respectfully declines to reorder the principal risks, the Trust notes that the following disclosure is included before the first paragraph under “Principal Investment Risks” in the Fund’s summary section with similar language in response to Item 9 of Form N-1A to help investors understand the importance of reading each risk disclosure regardless of their sequence: “The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below is considered a ‘principal risk’ of investing in the Fund, regardless of the order in which it appears.”
Additionally, the Trust notes that the first risk listed for the Fund has been revised to “Associated Risks of Companies Related to Natural Disasters”, which is the risk that the Trust believes the Staff would consider the most significant for the Fund.

Comment 9.With regards to “Natural Disaster/Epidemic Risk”, please include a discussion of the types of companies and natural disasters that are the subject of the Underlying Index and Fund’s name.
Response:    The “Natural Disaster/ Epidemic Risk” has been renamed “Market Risk”, and the following risk factor has been added:
Associated Risks of Companies Related to Natural Disasters—The Fund invests in the securities of companies that address natural or environmental disasters, including, but not limited to, earthquakes, fires, floods, hurricanes, tsunamis and other severe weather-related phenomena. Such companies can be significantly affected by, among other things, worldwide economic growth, supply and demand for specific products and services, international political and economic developments, environmental issues, tariffs and trade barriers, and tax and governmental regulatory policies. As the demand for, or prices of, such products and services increase, the value of the Fund’s investments generally would be expected to also increase. Conversely, declines in the demand for, or prices of, such products and services generally would be expected to contribute to declines in the value of such securities. Such declines may occur quickly and without warning and may negatively impact the value of the Fund and your investment.

*	*	*
If you have any questions regarding the above response, please do not hesitate to contact me at 248-881-7509 or isabella.zoller@usbank.com.
Sincerely,

/s/ Isabella K. Zoller
Isabella K. Zoller
U.S. Bank Global Fund Services
as Administrator of the Trust
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